UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated April 3, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated March 1, 2006.

•	Press Release dated March 2, 2006.

•	Press Release dated March 23, 2006.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: April 3, 2006	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

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NEWS RELEASE
Enbridge announces quarterly interest distribution for Preferred Securities
CALGARY, Alberta, March 1, 2006 — Enbridge Inc. today announced that a quarterly interest distribution of $0.4875 per security will be paid on the company’s 7.80% Preferred Securities, Series D, on March 31, 2006, to holders of record at the close of business on March 15, 2006.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses.
Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
Contacts:

Investment Community	Media
Robert Rahn	Jim Rennie
(403) 231-7398	(403) 231-3931
e-mail: bob.rahn@enbridge.com	e-mail: jim.rennie@enbridge.com

NEWS RELEASE
Enbridge’s Spearhead Pipeline delivers Canadian crude oil to Cushing, Oklahoma
CALGARY, Alberta, and CUSHING, Oklahoma, March 2, 2006 — Enbridge Inc. (TSX/NYSE: ENB) announced today that the first Western Canadian crude oil will officially be delivered through its Spearhead Pipeline to Cushing, Oklahoma this morning. This event marks the inauguration of an economic path for substantial volumes of Canadian crude oil to penetrate the most significant trading hub in the United States.
A number of Enbridge Inc. senior executives, customers and other dignitaries will celebrate the “first oil” of Spearhead at a special inaugural valve-turning ceremony today at the Cushing crude oil terminal.
The crude oil being delivered to Cushing originates in the Canadian oil sands located in northern Alberta. The oil sands contain 175 billion barrels of reserves, second only to Saudi Arabia. The oil enters the Enbridge mainline system at Edmonton, Alberta, and travels 1,565 miles (2,519 kilometers) to Chicago, before entering the Spearhead Pipeline for the final 650-mile (1046-kilometer) lap to Cushing. The transit time from Edmonton to Cushing averages approximately 47 days.
“This event marks the beginning of a new era of North American crude supply,” said Patrick D. Daniel, Enbridge president and chief executive officer. “Canada is already the largest supplier of crude oil to U.S. markets at 1.6 million barrels per day. Canadian exports have the potential to double during the next 10 years if attractive markets for the production can be established.”
“The Spearhead Pipeline is one component of Enbridge’s broader plan to provide access for Canadian production to new markets in the United States,” added Mr. Daniel. “This will enable more U.S. refineries to receive reliable supplies of Canadian crude oil while providing Canadian producers with the favorable netbacks required to make this crude oil economic to produce. For example, in recent weeks, the price of heavy crude oil in Cushing ran at about $10 higher per barrel than Canadian heavy crude sells for in Chicago. The spot toll to move a barrel from Chicago to Cushing on Spearhead is only $1.50. As a result, we anticipate that throughput will rapidly reach the 125,000 barrels per day initial capacity on the line.”

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“We also have received strong interest in expanding the line, which we can do very economically,” continued Mr. Daniel. “We will respond with all the capacity that shippers require through a combination of a near-term power-up to 190,000 barrels per day and a longer term looping program, the first phase of which would provide a further 100,000 barrels per day.”
The Spearhead Pipeline is the ‘spearhead’ of Enbridge’s market access initiatives. Other components of Enbridge’s plan include the Southern Access and Alberta Clipper mainline expansion projects — and the Southern Access extension. The combination of these pipeline projects will provide the lowest toll and greatest delivery and storage flexibility for shippers and will enable substantial additional volumes of oil sands production to supply U.S. refineries in Chicago and beyond — and as far south as the U.S. Gulf Coast.
Note: A high resolution map of the Spearhead Pipeline is available on Enbridge’s web site at www.enbridge.com
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services to 1.8 million customers in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Enbridge Inc. is operator of and owns approximately 11% of Enbridge Energy Partners, L.P. (“EEP” on the NYSE). Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Enbridge Contacts:

Media	Investment Community
Jim Rennie (403) 231-3931	Bob Rahn (403) 231-7398
jim.rennie@enbridge.com	bob.rahn@enbridge.com

Glenn Herchak (403) 266-7906
glenn.herchak@enbridge.com

2

NEWS RELEASE
Enbridge’s Southern Access expansion tolls approved by FERC
CALGARY, Alberta and HOUSTON, Texas, March 23, 2006 — Enbridge Inc. (TSX/NYSE:ENB) and Enbridge Energy Partners, L.P. (NYSE:EEP) (the “Partnership”) are pleased to advise that the U.S. Federal Energy Regulatory Commission (FERC) has approved an Offer of Settlement (Settlement) with respect to tolls for the Southern Access expansion. The Settlement was filed with FERC in December 2005 with the support of the Canadian Association of Petroleum Producers and shippers. The FERC order approves the Settlement as “...fair and reasonable and in the public interest.”
The Settlement allows the Lakehead System to recover through a surcharge the costs associated with Southern Access expansion in addition to its existing base rates. The surcharge will be a transparent, cost-of-service-based tariff mechanism that the Partnership will true-up each year to actual costs and throughput. The decision marks the conclusion of a critical step toward the completion of the Southern Access expansion. With the toll design approved, Enbridge will continue with permitting and construction in order to have the facilities fully in service in early 2009.
The Southern Access expansion program includes expansions on Enbridge’s Canadian mainline from Hardisty, Alberta to the international border near Neche, North Dakota and new pipeline construction in the U.S. by the Partnership.
The U.S. portion of the expansion will add a total of 400,000 barrels per day of capacity at an estimated cost of US$1,040 million (in 2005 dollars). This portion of the expansion will be undertaken on the Partnership’s Lakehead System, with the first stage to add 44,000 barrels per day of capacity in 2007 and an additional 146,000 barrels per day by early 2008, with the final 210,000 barrels per day stage completed in early 2009. The new pipeline will be built between Superior, Wisconsin and Flanagan, Illinois, just west of Chicago. At Flanagan, the new line will have access to Chicago and will interconnect with Enbridge Inc.’s Spearhead Pipeline that began delivering to Cushing, Oklahoma on March 1, 2006.
Additional information on the Southern Access Program is posted at www.southernaccess.com.

ABOUT ENBRIDGE ENERGY PARTNERS
Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the U.S. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers in the U.S. Midwest account for approximately 10 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver more than 2 billion cubic feet of natural gas daily. Enbridge Energy Management, L.L.C. (NYSE:EEQ) (www.enbridgemanagement.com) manages the business and affairs of the Partnership and its principal asset is an approximate 18 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. is the general partner and holds an approximate 11 percent interest in the Partnership.
ABOUT ENBRIDGE INC.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario, Quebec and New Brunswick, and in New York State. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
LEGAL NOTICE
When used in this news release, words such as “anticipates”, “expects”, “plans”, “will” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to factors such as: (1) changes in the demand for, or the supply of, and price trends related to crude oil and natural gas liquids; including the rate of development of the Alberta Oil Sands; (2) changes in or challenges to Enbridge Partners’ tariff rates; (3) the effects of competition, including by other pipeline systems; (4) regulatory approvals; and (5) performance of other parties. Reference should also be made to Enbridge Partners’ filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the most recently completed fiscal year, for additional factors that may affect results. These filings are available to the public over the Internet at the SEC’s web site (www.sec.gov) and via Enbridge Partners’ web site.
CONTACTS:
Enbridge Energy Partners

Investor Relations:	Media:
Tracy Barker	Denise Hamsher
(866) EEP INFO or (866) 337-4636	(713) 821-2089
E-mail: eep@enbridge.com	E-mail: usmedia@enbridge.com

Enbridge Inc.

Investor Relations:	Media:
Bob Rahn	Glenn Herchak
(403) 231-7398	(403) 266-7906
Email: bob.rahn@enbridge.com	Email: glenn.herchak@enbridge.com